                                                         OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of July 27, 2004.
                 _______    __

Commission File Number 033-74656
                       _________

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  DOMAN INDUSTRIES LIMITED
                                          --------------------------------------
                                                       (Registrant)

Date July 27, 2004                         By         /s/ P.G. Hosier
     -------------                            ----------------------------------
                                                       (Signature)*
                                                     Philip G. Hosier
                                                  Vice President, Finance


------------------
* Print the name and title under the signature of the officer.




                    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

[DOMAN INDUSTRIES LIMITED LOGO]  DOMAN INDUSTRIES LIMITED             [WFP LOGO]
                                 435 Trunk Road
                                 Duncan, British Columbia
                                 Canada V9L 2P9

                                 Telephone: (250) 748-3711
                                 Facsimile: (250) 748-6045


                          DOMAN RESTRUCTURING COMPLETE;
                   NEW COMPANY IS WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE

July 27, 2004 - Duncan, British Columbia. Doman Industries Limited and Western Forest Products Inc. are pleased to announce that, in connection with the Plan of Compromise and Arrangement (the "Plan") in respect of Doman and certain of its subsidiaries under the Companies' Creditors Arrangement Act ("CCAA"), the transactions contemplated by the Plan were completed on July 27, 2004 and the Plan was implemented. The stay of proceedings under the CCAA will be lifted at 11:59 p.m. on July 28, 2004.

"This has been a long and complex process which I am pleased to see is now at an end," says Rick Doman, President and Chief Executive Officer of Western Forest. "For the last 20 months we have focused on restructuring the company, and now that we have done so it is time to move forward and optimize operations to take full advantage of the efficiencies we have implemented and strong market prices. Throughout this difficult time our employees, customers, suppliers, and communities have stood by us with patience. I thank them for their strong support and confidence."

Under the Plan, Western Forest becomes the successor business to Doman. A total of 25,635,931 Common Shares of Western Forest and US$221 million principal amount of Secured Bonds of Western Forest (issued at a price of US$950 per US$1,000 principal amount) were distributed under the Plan to former creditors of Doman and certain standby purchasers. The Toronto Stock Exchange has conditionally approved the Western Forest Common Shares for listing under the symbol "WEF", subject to meeting the Exchange's customary listing requirements. It is expected that the Western Forest Common Shares will commence trading on the Toronto Stock Exchange at the opening on or about August 3, 2004.

19,226,931 Common Shares were distributed to the group of former unsecured noteholders and trade creditors of Doman and certain of its subsidiaries. 2,890,053 Common Shares and US$99,657,000 principal amount of Secured Bonds were issued upon the exercise of Class A and B Warrants of Western Forest distributed by Western Forest on June 29, 2004 to that group. As noted in Doman's press release issued on July 19, 2004, in excess of 90% of the Class A and B Warrants were exercised. Certain standby purchasers were required under a standby commitment to subscribe for and take up the Common Shares and Secured Bonds not acquired pursuant to the exercise of the Class A and B Warrants. 3,518,947 Common Shares and US$121,343,000 principal amount of Secured Bonds were issued to the standby purchasers pursuant to that commitment and a concurrent private placement.

The proceeds received from the exercise of the warrants, the standby commitment and the private placement were used by Doman primarily to repay US$160,000,000 of 12% series A and series B secured notes and related costs and to fund its CCAA exist costs.

The Plan did not provide for any distributions to Doman shareholders other than Class C Warrants of Western Forest. Certificates for the Class C Warrant are expected to be mailed to Doman shareholders shortly, although due to the requirement to round down all fractional Class C Warrants Doman shareholders holding fewer than 67 shares will not receive any Class C Warrants. Each Class C Warrant entitles the holder to purchase one common share of Western Forest, is non-transferable and has a five year term, subject to certain early termination provisions. The Class C Warrants will not be listed. The holders of Class A and B Shares of Doman are entitled to receive on a pro rata basis, in the aggregate, 45% of the Class C Warrants. The holders of the Class A Preferred Shares of Doman are entitled to receive on a pro rata basis, in the aggregate, 55% of the Class C Warrants. The Class C Warrants are to be issued effective today in three tranches exercisable for an aggregate of up to 569,630, 854,446 and 1,424,076 Common Shares at exercise prices of Cdn$16.28, Cdn$26.03 and Cdn$33.83, respectively.

Western Forest has adopted an incentive stock option plan for its directors, officers, employees and consultants and has reserved 2,500,000 Common Shares for issuance thereunder.

Finally, as a condition to the implementation to the Plan, Western Forest and certain of its post-Plan implementation subsidiaries have entered into a credit agreement with CIT Business Credit Canada Inc. to establish a working capital facility of Cdn$100 million to replace an existing working capital facility between CIT and Doman.

The Toronto Stock Exchange halted trading in the Doman Class A and B Shares on July 27, 2004, and it is expected that the halt will not be lifted until the stay of proceedings is lifted. At that time, the Doman Class A and B Shares are expected to be de-listed from the Toronto Stock Exchange.

The officers of Western Forest are Jaspaul (Rick) H. Doman (President and Chief Executive Office), Philip G. Hosier (Vice-President, Finance and Corporate Secretary) and Stephen Ward (Controller and Assistant Secretary).

Effective upon implementation of the Plan, John Lacey, John McIntyre, John Newman, James Arthurs, Peter Gordon, Lee Doney and Derek Brown joined Mr. Rick Doman as directors of Western Forest. Mr. Brown subsequently resigned, and the board of directors expects to appoint another director in his stead shortly.

Mr. Rick Doman resigned as a director and officer of Doman and all remaining subsidiaries of Doman effective upon implementation of the Plan, as did Mr. Hosier and the other officers of those entities.

About Doman:

Following implementation of the Plan, Doman will no longer carry on any active business or hold any material assets.

About Western Forest:

Following implementation of the Plan, Western Forest becomes an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western Forest and its post-Plan implementation subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All of Western Forest's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of Doman or Western Forest to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in Doman's annual information form and annual report.

FOR FURTHER INFORMATION CONTACT:        RICK DOMAN 250 748 3711      P.G. HOSIER 604 665 6231.

                            DOMAN INDUSTRIES LIMITED
                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.   NAME AND ADDRESS OF COMPANY

Doman Industries Limited ("Doman" or the "Company")
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

ITEM 2.   DATE OF MATERIAL CHANGE

July 27, 2004

ITEM 3.   NEWS RELEASE

The news release was disseminated in Vancouver via Canada Newswire on July 27, 2004.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

Doman Industries Limited and Western Forest Products Inc. announced that the transactions contemplated by the Plan of Compromise and Arrangement (the "Plan") in respect of Doman and certain of its subsidiaries under the Companies' Creditors Arrangement Act ("CCAA") were completed on July 27, 2004 and the Plan was implemented.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Doman Industries Limited and Western Forest Products Inc. announced that, in connection with the Plan in respect of Doman and certain of its subsidiaries under the CCAA, the transactions contemplated by the Plan were completed on July 27, 2004 and the Plan was implemented. The stay of proceedings under the CCAA will be lifted at 11:59 p.m. on July 28, 2004.

Under the Plan, Western Forest becomes the successor business to Doman. A total of 25,635,931 Common Shares of Western Forest and US$221 million principal amount of Secured Bonds of Western Forest (issued at a price of US$950 per US$1,000 principal amount) were distributed under the Plan to former creditors of Doman and certain standby purchasers. The Toronto Stock Exchange has conditionally approved the Western Forest Common Shares for listing under the symbol "WEF", subject to meeting the Exchange's customary listing requirements. It is expected that the Western Forest Common Shares will commence trading on the Toronto Stock Exchange at the opening on or about August 3, 2004.

19,226,931 Common Shares were distributed to the group of former unsecured noteholders and trade creditors of Doman and certain of its subsidiaries. 2,890,053 Common Shares and US$99,657,000 principal amount of Secured Bonds were issued upon the exercise of Class A and B Warrants of Western Forest distributed by Western Forest on June 29, 2004 to that group. As noted in Doman's press release issued on July 19, 2004, in excess of 90% of the Class A and B Warrants were exercised. Certain standby purchasers were required under a standby commitment to subscribe for and take up the Common Shares and Secured Bonds not acquired pursuant to the exercise of the Class A and B Warrants. 3,518,947 Common Shares and US$121,343,000 principal amount of Secured Bonds were issued to the standby purchasers pursuant to that commitment and a concurrent private placement.

The proceeds received from the exercise of the warrants, the standby commitment and the private placement were used by Doman primarily to repay US$160,000,000 of 12% series A and series B secured notes and related costs and to fund its CCAA exist costs.

The Plan did not provide for any distributions to Doman shareholders other than Class C Warrants of Western Forest. Certificates for the Class C Warrant are expected to be mailed to Doman shareholders shortly, although due to the requirement to round down all fractional Class C Warrants Doman shareholders holding fewer than 67 shares will not receive any Class C Warrants. Each Class C Warrant entitles the holder to purchase one common share of Western Forest, is non-transferable and has a five year term, subject to certain early termination provisions. The Class C Warrants will not be listed. The holders of Class A and B Shares of Doman are entitled to receive on a pro rata basis, in the aggregate, 45% of the Class C Warrants. The holders of the Class A Preferred Shares of Doman are entitled to receive on a pro rata basis, in the aggregate, 55% of the Class C Warrants. The Class C Warrants are to be issued effective today in three tranches exercisable for an aggregate of up to 569,630, 854,446 and 1,424,076 Common Shares at exercise prices of Cdn$16.28, Cdn$26.03 and Cdn$33.83, respectively.

Western Forest has adopted an incentive stock option plan for its directors, officers, employees and consultants and has reserved 2,500,000 Common Shares for issuance thereunder.

Finally, as a condition to the implementation to the Plan, Western Forest and certain of its post-Plan implementation subsidiaries have entered into a credit agreement with CIT Business Credit Canada Inc. to establish a working capital facility of Cdn$100 million to replace an existing working capital facility between CIT and Doman.

The Toronto Stock Exchange halted trading in the Doman Class A and B Shares on July 27, 2004, and it is expected that the halt will not be lifted until the stay of proceedings is lifted. At that time, the Doman Class A and B Shares are expected to be de listed from the Toronto Stock Exchange.

The officers of Western Forest are Jaspaul (Rick) H. Doman (President and Chief Executive Office), Philip G. Hosier (Vice-President, Finance and Corporate Secretary) and Stephen Ward (Controller and Assistant Secretary).

Effective upon implementation of the Plan, John Lacey, John McIntyre, John Newman, James Arthurs, Peter Gordon, Lee Doney and Derek Brown joined Mr. Rick Doman as directors of Western Forest. Mr. Brown subsequently resigned, and the board of directors expects to appoint another director in his stead shortly.

Mr. Rick Doman resigned as a director and officer of Doman and all remaining subsidiaries of Doman effective upon implementation of the Plan, as did Mr. Hosier and the other officers of those entities.

ITEM 6.  RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.

ITEM 8.  EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Philip G. Hosier,
Vice President, Finance
(604) 665-6200

ITEM 9.  DATE OF REPORT

July 27, 2004.


                                             DOMAN INDUSTRIES LIMITED

                                             By:   "P.G. HOSIER"
                                                --------------------------------
                                                Name:    Philip G. Hosier
                                                Title:   Vice President, Finance

                                                           AMENDED (Item 2 only)


                      CHANGE IN CORPORATE STRUCTURE REPORT
                     A FORM UNDER NATIONAL INSTRUMENT 51-102

This is a Change in Corporate Structure Report Under Section 4.9 of National Instrument 51-102.

ITEM 1:   NAME AND ADDRESSES OF PREVIOUS REPORTING ISSUER

          Doman Industries Limited
          300-435 Trunk Road
          Duncan, BC  V9L 2P9
          Telephone: (250) 748-3711

ITEM 2:   NAME AND ADDRESSES OF SUCCESSOR REPORTING ISSUERS

          All Provinces
          -------------
          Doman Industries Limited
          300-435 Trunk Road
          Duncan, BC  V9L 2P9
          Telephone: (250) 748-3711

          British Columbia, Saskatchewan, and Quebec only
          -----------------------------------------------
          Western Forest Products Inc.
          300-435 Trunk Road
          Duncan, BC  V9L 2P9
          Telephone: (250) 748-3711

ITEM 3:   NATURE OF CHANGE IN CORPORATE STRUCTURE

          On November 7, 2002 the Court granted an initial order under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with respect to Doman Industries Limited ("Doman") and certain related corporate entities (collectively, the "Doman Entities") allowing them to continue carrying on their respective businesses under the protection of a general stay of proceedings, which stay has been extended on a number of occasions, pending the filing of a restructuring plan.

          On April 30, 2004 the Court authorized and directed that the Plan (defined below) be filed with the Court and circulated to affected creditors, and on June 7, 2004 a meeting of Affected Creditors (as defined in the Plan) to consider and vote on the Plan was convened and held at which the requisite majority of Affected Creditors approved the Plan.

          The Court granted an order on June 11, 2004 which, among other things, sanctioned the plan of compromise and arrangement (the "Plan") filed by the Doman Entities under the CCAA and sanctioned by the Court on June 11, 2004, as such plan of compromise and arrangement may be amended, varied or supplemented from time to time in accordance with its terms.

          Pursuant to the Plan, the principal operating assets of the Doman Entities are segregated into two separate operating groups: Western Forest Products Inc. ("Lumberco") holds the lumber assets, and Western Pulp Limited holds the pulp assets as a wholly owned subsidiary of Lumberco. The Plan compromised claims of Affected Creditors in consideration for equity and other securities of Lumberco. The Plan also facilitated a refinancing of certain secured notes of the Doman through a distribution of warrants to affected creditors and a private placement.

          The Plan is described in detail in the information circular and proxy statement dated May 7, 2004 filed on SEDAR under the company name by Doman in respect of the meeting of Affected Creditors.

ITEM 4:   EFFECTIVE DATE

          July 27, 2004

ITEM 5:   FINANCIAL YEAR END FOLLOWING EFFECTIVE DATE

          The financial year end of each of Doman and Lumberco is December 31.

ITEM 6: PERIODS, INCLUDING THE COMPARATIVE PERIODS, IF ANY, OF THE INTERIM AND ANNUAL FINANCIAL STATEMENTS REQUIRED TO BE FILED FOR THE REPORTING ISSUERS' FIRST FINANCIAL YEAR SUBSEQUENT TO THE TRANSACTION

          For Doman, the first interim financial statements required to be filed is the three and nine month periods ending September 30, 2004 with the comparative three and nine month period ending September 30, 2003 of Doman and the annual financial statements for the year ending December 31, 2004 with the comparative twelve month period ending December 31, 2003 of Doman.

          For Lumberco, the first interim financial statements will be for the period commencing on July 27, 2004, the effective date of the implementation of the Plan, and ending September 30, 2004 and the annual financial statements for period from July 27, 2004 to December 31, 2004.

ITEM 7:   EXECUTIVE OFFICER

          Philip G. Hosier
          Telephone: 604 665 6231

ITEM 8:   DATE OF REPORT

          July 27, 2004



                                                  "P.G. HOSIER"
                                                  ------------------------------
                                                  Signature

                                                  Philip G. Hosier
                                                  Vice President, Finance
                                                  ------------------------------
                                                  Name and Position of Signatory


                                      -3-